[STRADLEY RONON STEVENS & YOUNG, LLP LETTERHEAD]

Peter M. Hong, Esq.
(202) 419-8429
phong@stradley.com

June 17, 2013

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:  Mr. James E. O’Connor, Esquire

Re:	Nationwide Mutual Funds
File Nos. 811-08495 and 333-40455

Dear Mr. O’Connor:

On behalf of Nationwide Mutual Funds (the “Registrant”) and its series the Nationwide Bailard Cognitive Value Fund, Nationwide Bailard International Equities Fund, Nationwide Bailard Technology & Science Fund, Nationwide Geneva Mid Cap Growth Fund, Nationwide Geneva Small Cap Growth Fund, Nationwide HighMark Balanced Fund, Nationwide HighMark Large Cap Core Equity Fund, Nationwide HighMark Large Cap Growth Fund, Nationwide HighMark Small Cap Core Fund, Nationwide HighMark Value Fund, Nationwide Ziegler Equity Income Fund, Nationwide Ziegler NYSE Arca Tech 100 Fund, Nationwide HighMark Bond Fund, Nationwide HighMark California Intermediate Tax Free Bond Fund, Nationwide HighMark National Intermediate Tax Free Bond Fund, Nationwide HighMark Short Term Bond Fund, and Nationwide Ziegler Wisconsin Tax Exempt Fund (each a “Fund” and together, the “Funds), below you will find the Registrant’s responses to the comments conveyed by you on May 16, 2013, with regard to Post-Effective Amendment No. 145 (the “Amendment”) to the Registrant’s registration statement on Form N-1A.  The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 3, 2013, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”).

Below we have provided your comments and the Registrant’s response to each comment.  These responses will be incorporated into a post-effective amendment filing to be made pursuant to Rule 485(b) of the Securities Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

U.S. Securities and Exchange Commission

Prospectus

Comments applicable to multiple Funds
Fund Summary: Fees and Expenses

1.	Comment: For each Fund with a fee waiver in place pursuant to a written agreement, please revise the fee waiver line item of the fee table for each Fund as follows:

~~Amount of~~ Fee Waiver/Expense Reimbursement

Response:  We respectfully decline to incorporate the comment as we believe the current disclosure is appropriate.  Please note that while the comment is consistent with the suggested caption in Instruction 3(e) to Item 3 of Form N-1A, the instruction makes clear that the caption included in the instruction is suggested and not required to be used verbatim.

2.
Comment:  With respect to each Fund for which the Adviser has entered into a written expense limitation agreement and for which waivers are in place, footnote 2 to the fee table states that the Trust and the Adviser have entered into a written contract limiting expenses “until at least [___, 2015].”  Confirm that this date will be at least one year from the effective date of the registration statement.

Response:   We have revised the disclosure in footnote 2 to state that the written contract limiting operating expenses will be in effect until at least November 30, 2015, which will be at least one year from the effective date of the registration statement.

3.
Comment:  With respect to each Fund for which the Adviser has entered into a written expense limitation agreement and for which waivers are in place, the footnote 2 to the fee table states that the “expense limitation agreement may be changed or eliminated at any time but only with the consent of the Board.”  Inform us as to whether the Board has any expectation that it may consent to changing or eliminating the agreement during the one-year period following the effective date of the registration statement.

Response:  At this time, the Registrant does not anticipate any changes to (including elimination of) the expense limitation agreement and is not aware of any Board plans to change or eliminate the agreement during the one-year period following the effective date of the registration statement.

Fund Summary: Principal Risks

4.	Comment: With respect to each Fund that discloses derivative instrument transactions as part of its principal investment strategy, on February 9, 2012, the

U.S. Securities and Exchange Commission

CFTC adopted amendments to Rule 4.5 that curtail the ability of registered investment companies that invest in commodity-based derivatives to claim an exclusion from registration as a commodity pool operator (“CPO”).  Based on these amendments, it appears that, given the Fund’s intention to invest in derivative instruments characterized, in whole or in part, as “swaps” under the Dodd-Frank Act, the Fund’s Adviser will be required to register as a CPO under amended Rule 4.5.  Given this Fund’s investment strategies, it should be possible to determine currently whether it is eligible for exclusion under the amended rule.  (See Section 4.5(c)(2)(iii)(A), (B), and (C).)  Likewise, it should be apparent whether it is able to satisfy the conditions of any of the CFTC’s no-action letters under the amended rule.  (See, e.g., CFTC No-Action Letter No. 12-03 (July 10, 2012) and CFTC No-Action Letter No. 12-13 (October 11, 2012).)  Please update the disclosure, where appropriate, to indicate whether the Fund will be subject to dual registration costs and additional compliance burdens as a result of its current, or intended, commodities investments.  In addition, it appears that if the Fund makes the commodity-based derivative investments described, it will suffer adverse tax consequences.  Section 851(b)(2) of the Internal Revenue Code (“IRS”) provides that an investment company will not qualify as a “regulated investment company” (“RIC”) unless 90% of its gross income is derived from certain enumerated sources (the “qualifying income test”).  Section 851(b)(2) identifies income from “securities” (as defined in Section 2(a)(36) of the 1940 Act) as qualifying.  In 2006, the IRS published a revenue ruling (Rev. Rul. 2006-1) providing that a RIC cannot treat income from commodity-based derivatives as qualifying.  (The ruling specifically addressed total return swaps based on a commodity index.)  This revenue ruling stated that there is no “conclusive authority” whether a commodity-based derivative is a “security” defined in Section 2(a)(36), but that the legislative history of Section 852(b)(2) indicates that Congress did not intend income from commodity-based derivatives to be qualifying.  A subsequent revenue ruling (Rev. Rul. 2006-31) provided, however, that Rev. Rul. 2006-1 “was not intended to preclude a conclusion that the income from certain instruments (such as certain structured notes) . . . is qualifying income.”  Some funds have received private letter rulings (“PLRs”) specifically permitting them to invest in commodity-linked structured notes (“CLNs”).  (See, e.g., PLR 200822012.)  In addition, the IRS has issued PLRs permitting RICs to treat the undistributed E&P of a controlled foreign corporation (“CFC”) (the undistributed “Subpart F income”) as qualifying income.  (See, e.g., PLR 200647017.)  These latter PLRs address an issue that was not raised in Rev. Rul. 2006-1.  That is, the tax code  specifically treats distributed Subpart F income as qualifying, thus creating a negative inference with respect to the undistributed Subpart F income.  The IRS, however, has stopped issuing PLRs on whether income from structured notes and distributions from CFCs is qualifying.  The result of the IRS position is that the Fund may be very limited in its ability to invest directly in futures contracts, “spot” contracts, commodity-based swaps, options on commodities, commodity-linked structured notes, and commodity-

U.S. Securities and Exchange Commission

linked exchange traded notes. This limitation should be described where appropriate.

Response:  Each Fund that discloses the use of derivative instruments as a principal investment strategy will engage in transactions involving futures, options and swaps, as appropriate, within the de minimis trading tests of CFTC Rule 4.5.  Accordingly, Nationwide Fund Advisors, as investment adviser to the Funds, has claimed, and will continue to claim, exclusion from the definition of commodity pool operator pursuant to CFTC Rule 4.5 with respect to the Funds and will not be required to register as a commodity pool operator.  In addition, each Fund will be operated in a manner to ensure compliance with the qualifying income test and to qualify as a regulated investment company for purposes of Section 851(b)(2).  None of the Funds will invest in a CFC for their transactions in derivative instruments.

Fund Summary: Principal Investment Strategies

5.	Comment: For those Funds that invest in ETFs, add an acquired fund fees and expenses line item to the fee table.

Response:  For each Fund that invests in ETFs but has not added an acquired fund fees and expenses line item to the fee table, please note that such acquired fund fees and expenses do not exceed one basis point of average net assets of the Fund.  Accordingly, such fees and expenses have been included under the subcaption “Other Expenses.”

Equity Prospectus

Nationwide Bailard Cognitive Value Fund
Fund Summary: Principal Investment Strategies

6.	Comment: Define “small-cap value,” as is done in the Item 9 disclosure on page 52.

Response:  We have revised the first sentence to mirror the language in the Item 9 disclosure that explains “small-cap value,” as follows:  “The Fund will, under normal market conditions, invest its assets primarily in common stocks of small-cap value companies that are within a market capitalization range that is similar, although not identical, to the market capitalization range of those companies found in the S&P SmallCap 600/Citigroup Value Index.”

7.
Comment:  The disclosure states that the Fund “may invest up to 25% of the Fund’s assets in . . . companies whose market capitalization . . . is less than the minimum market capitalization for companies included in the S&P SmallCap

U.S. Securities and Exchange Commission

600/Citigroup Value Index”. It is somewhat unclear to reference the index only as a 25% exception.

Response:  As noted in our response to Comment 6 above, we have added the reference to the index in explaining “small-cap value.”  Accordingly, we submit that the reference to the index in describing the investment of 25% of the Fund’s assets is now more clear.

8.	Comment: Please clarify the meaning of the following phrase:

. . . maintaining an appropriate risk profile generally relative to the S&P SmallCap 600/Citigroup Value Index.

Response:  We have restated the phrase as follows:  “…maintaining a risk profile that is appropriate relative to the S&P SmallCap 600/Citigroup Value Index.”

9.
Comment: The Prospectus states that the subadviser will “attempt to exploit investors’ biases and errors that it believes to be recurring and predictable, and to minimize its own susceptibility to these same biases and errors.” Please explain how the subadviser will do so.

Response:  As the Prospectus states, the subadviser employs Behavioral Finance techniques in an attempt to capitalize on investors’ behavioral biases and mental errors that can result in securities being mispriced.  As the disclosure suggests, the subadviser seeks to identify investor biases and errors that result in securities being mispriced and take positions  to exploit such mispriced securities.  Given that the subadviser’s specific employment of Behavioral Finance techniques will depend largely upon the specific investor biases and errors with respect to any information that impacts an investment decision, it is not possible to predict the subadviser’s methodology.

10.
Comment:  The disclosure states that the Fund may invest in derivatives, such as options and futures.  The Division of Investment Management has made a number of observations about derivative-related disclosure by investment companies by means of a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010.  Please review the observations in that letter and revise your disclosure concerning the use and risks of derivatives.

Response:  The Registrant respectfully submits that the current disclosure is consistent with the Derivatives Letter.  The current principal investment strategies disclosure clearly states that derivatives, such as options and futures, will be used for investing and hedging purposes.  The principal risk disclosure for derivatives also provides general risk disclosure related to derivatives as well as specific risk

U.S. Securities and Exchange Commission

disclosures related to options and futures.  Accordingly, the Registrant believes that the current disclosure is consistent with the Derivatives Letter.

Fund Summary: Principal Risks

11.
Comment:  The disclosure states that one of the Fund’s principal risks is derivatives risk.  Please identify all of the derivatives in which the Fund intends to invest and their attendant risks.  See Letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute (July 30, 2010) (“[D]isclosure concerning the principal risks of the fund should . . . be tailored to the types of derivatives used by the fund, the extent of their use, and the purpose for using derivative transactions.”).

Response:  As stated in our response to Comment 10 above, the disclosure states that the Fund will invest in derivatives such as options and futures for investing and hedging purposes.  Although the Fund may use other types of derivatives, the Fund does not intend to limit itself to any particular types of derivative instruments.

Nationwide Bailard International Equities Fund
Fund Summary: Principal Investment Strategies

12.	Comment: Because the Fund does not have a formal policy to not leverage, please revise the disclosure as follows:

The Fund will . . . invest at least 80% of its net assets plus the amount of borrowings for investment purposes in . . . equity securities . . . .

See Rule 35d-1(d)(2).

Response:  The Registrant respectfully declines to revise the disclosure as requested as the Fund does not intend to engage in any borrowings for investment purposes.  Therefore, the inclusion of the additional language could mislead investors into believing that the Fund intends to engage in borrowing for investment purposes as a principal investment strategy.

13.
Comment:  The disclosure states that the Fund “will normally invest in established companies.”  What is an “established” company?  Is this definition based on years since incorporation, revenue, or something else?

Response:  The term “established company” is commonly understood to mean a company that is firmly in place and is recognized as such by others.  The term is typically used to contrast with startups.

U.S. Securities and Exchange Commission

14.
Comment:  Given that the term “international” is in the Fund’s name, the Fund is required to expressly describe how it will “invest [its] assets in investments that are tied economically to a number of countries throughout the world.”  See Investment Company Names, Investment Company Act Release No. 24828, at n.42 (Jan. 17, 2001).  It appears the disclosure meets this requirement.

Response:  We agree that the disclosure meets the requirements of Rule 35d-1 in that it states the Fund will invest in issuers “located” in developed and emerging market countries.  We agree that investment in issuers located in developed and emerging market countries means that the Fund will invest its assets in investments that are tied economically to such countries.

15.	Comment: Please revise the text in the second paragraph of this section as follows:

The subadviser aims to remain ~~broadly~~ neutral with respect to sectors.

What does “broadly” mean?

Response:  The Registrant has amended the disclosure as requested.

Nationwide Bailard Technology & Science Fund
Fund Summary: Principal Investment Strategies

16.	Comment: Because the Fund does not have a formal policy to not leverage, please revise the disclosure as follows:

The Fund will . . . invest at least 80% of its net assets plus the amount of borrowings for investment purposes in . . . equity securities . . . .

This insert applies wherever the name of one of the Funds suggests that it will invest in a type of investment, as required by Rule 35d-1.

Response:  The Registrant respectfully declines to revise the disclosure as requested as the Fund does not intend to engage in any borrowings for investment purposes.  Therefore, the inclusion of the additional language could mislead investors into believing that the Fund intends to engage in borrowing for investment purposes as a principal investment strategy.

17.
Comment:  The disclosure states that the Fund “will normally invest in established companies.”  What is an “established” company?  Is this definition based on years since incorporation, revenue, or something else?

Response:  See response to Comment 13 above.

U.S. Securities and Exchange Commission

Fund Summary: Principal Risks

18.
Comment:  The disclosure states that “the Fund’s investment universe consists of securities in the semiconductor, semiconductor equipment, hardware, software, services, biotechnology, medical devices and pharmaceutical sectors.”  It appears that the Fund may concentrate its investments within the meaning of Instruction 4 to Item 9(b)(1) of Form N-1A.  That is, the Fund may invest more than 25% of the value of its net assets in the securities (other than U.S. government securities) of issuers engaged in a single industry or group of related industries.  If so, please disclose this risk.

Response:  The risks associated with the Fund’s concentration in the technology and healthcare related sectors are disclosed under “Sector risk.”  The disclosure has been revised, however, to clarify that the risks apply to both the technology and healthcare sectors as follows:

The Fund’s investment in technology and healthcare related sectors such as these expose the Fund to risks associated with economic conditions in the technology and healthcare markets to a greater extent than funds not concentrated in these sectors…

Nationwide Geneva Mid Cap Growth Fund
Fund Summary: Principal Investment Strategies

19.
Comment:  The disclosure states that the Fund invests in companies “whose market capitalization is generally within the market capitalization range of the companies . . . in the Russell Midcap Index.”  Please note that indices may be used as reference points only on their reconstitution dates.  Please disclose the market capitalization range of the companies in the Russell Midcap Index as of its most recent reconstitution date.

Response:  The market capitalization range of the companies in the Russell Midcap Index is provided in the Item 9 disclosure in the “How the Funds Invest” section.  Although the index is reconstituted annually, the capitalization range of the index fluctuates throughout.  Accordingly, the Registrant believes it is more appropriate to provide more current capitalization information as the Fund’s subadviser seeks to invest in companies that are within the capitalization range of the index as it fluctuates.  As the comment did not cite a legal basis for requiring the Fund to limit the use of the index as a reference point only on the reconstitution date of the index, the Registrant respectfully declines to incorporate the comment.

U.S. Securities and Exchange Commission

Nationwide Geneva Small Cap Growth Fund
Fund Summary: Principal Investment Strategies

20.
Comment:  The disclosure states that the Fund invests in companies “whose market capitalizations are generally within the market capitalization range of the companies . . . in the Russell 2000 Index.  Indices may be used as reference points only on their reconstitution dates.  Please disclose the market capitalization range of the companies in the Russell 2000 Index.

Response:  The market capitalization range of the companies in the Russell 2000 Index is provided in the Item 9 disclosure  under the heading, “How the Funds Invest:  Nationwide Geneva Small Cap Growth Fund.”  Although the index is reconstituted annually, the capitalization range of the index fluctuates throughout.  Accordingly, the Registrant believes it is more appropriate to provide more current capitalization information as the Fund’s subadviser seeks to invest in companies that are within the capitalization range of the index as it fluctuates.  As the comment did not cite a legal basis for requiring the Fund to limit the use of the index as a reference point only on the reconstitution date of the index, the Registrant respectfully declines to incorporate the comment.

Nationwide HighMark Balanced Fund
Fund Summary: Principal Investment Strategies

21.
Comment:  The disclosure state that “[a]t least 80% of the bonds [in which the Fund invests] will be investment grade.”  Define “investment grade” in terms of the ratings of a nationally recognized rating service.

Response:  The term “investment grade” is defined in the Item 9 discussion under “How the Funds Invest” section as “the four highest rating categories of nationally recognized statistical rating organizations, including Moody’s, Standard & Poor’s and Fitch.”  We have added the following parenthetical after “investment grade” in the summary section:  “(the four highest rating categories of nationally recognized statistical ratings organizations)”.

22.
Comment:  The disclosure states that the “Fund invests at least 80% of its equity security allocation in common stocks of U.S. large-cap companies.”  Although Rule 35d-1 is not implicated in the Fund’s name, please define the term “large-cap” by reference to a generally accepted market capitalization range of “large-cap” companies.

Response:  The Item 9 discussion in the “How the Fund Invests” section states, “The Fund generally considers a company to be a large-cap company if the company’s capitalization is greater than $5 billion.”  We have added this same disclosure to the summary section.

U.S. Securities and Exchange Commission

23.	Comment: The disclosure states that the Fund may invest up to 20% of its assets in foreign securities. What kind of securities are “foreign securities” ( e.g., stocks and bonds)?

Response:  As the term “securities” includes both stocks and bonds, the Fund may invest in both foreign stocks and foreign bonds.

Fund Summary: Principal Risks

24.	Comment: The disclosure states that the Fund is subject to high-yield bond risk. Define the term “high-yield bond.”

Response:  We have deleted the “High-yield bond risk” disclosure as high-yield bonds are not a principal investment strategy of the Fund.

Nationwide HighMark Large Cap Core Equity Fund
Fund Summary: Principal Investment Strategies

25.
Comment:  The disclosure states that “the Fund will invest at least 80% of its net assets . . . in equity securities of large-cap companies.”  Please define the term “large-cap” by reference to a generally accepted market capitalization range of “large-cap” U.S. companies.

Response:  The term “large-cap companies” is defined in the Item 9 discussion under “How the Funds Invest” section as “companies whose capitalization is equal to or greater than the top 60% of the companies that comprise the Russell 1000 Index.  We have added the following to the summary section:  “The Fund considers large-cap companies as those whose capitalization is equal to or greater than the top 60% of the companies that comprise the Russell 1000 Index.”

26.
Comment:  The disclosure states that the Fund may invest in futures or other derivatives.  Please identify specifically all of the derivatives in which the Fund intends to invest.  See Letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute (July 30, 2010) (“[D]isclosure concerning the principal risks of the fund should . . . be tailored to the types of derivatives used by the fund, the extent of their use, and the purpose for using derivative transactions.”).

Response:  The Fund intends to engage in transactions involving futures contracts but may invest in other derivatives depending on the facts and circumstances.  We believe the disclosure is sufficient given that, as disclosed, derivatives will only be used to reduce the impact of cash exposure on the Fund’s performance.

27.	Comment: The disclosure states that “[t]he Fund may invest up to 20% of [its] assets in foreign securities.” Define “securities” as used in this context.

U.S. Securities and Exchange Commission

Response:  The Registrant respectfully declines to incorporate the comment as “foreign securities” is commonly understood to mean foreign stocks and foreign bonds.

Nationwide HighMark Large Cap Growth Fund
Fund Summary: Principal Investment Strategies

28.	Comment: The disclosure states that the Fund invests in “common stocks of large U.S. growth companies.” Define “large U.S. growth companies.”

Response:  As the Prospectus explains in the next paragraph, the Fund will invest at least 80% of its net assets plus borrowings in large-cap companies, which is defined to be companies with capitalizations greater than $5 billion.

Nationwide HighMark Small Cap Core Fund
Fund Summary: Principal Investment Strategies

29.	Comment: The disclosure states that the Fund invests in small-cap companies. Define “small-cap companies.”

Response:  We have revised the second sentence of the first paragraph to read as follows:  “Under normal circumstances, the Fund will invest at least 80% of its net assets plus borrowings in equity securities of small-cap companies whose capitalization is within the range of the market capitalization of the companies in the Russell 2000 Index.”

30.	Comment: The disclosure states that “[t]he Fund may invest up to 20% of [its] assets in foreign securities.” Define “securities” as used in this context.

Response:  The Registrant respectfully declines to incorporate the comment as “foreign securities” is commonly understood to mean foreign stocks and foreign bonds.

Fund Summary: Principal Risks

31.	Comment: Why is “fixed-income securities risk” a principal risk? Bonds are not mentioned as a principal investment of the Fund.

Response:  The fixed-income securities risk disclosure has been deleted.

U.S. Securities and Exchange Commission

Nationwide HighMark Value Fund
Fund Summary: Principal Investment Strategies

32.	Comment: The disclosure states that the Fund “generally will invest in mid-cap to large-cap companies.” Define “mid-cap” and “large-cap.”

Response:  We have added the following:

The Fund considers a company to be a mid-cap company if its capitalization is within the range of the market capitalization of the companies in the Russell MidCap Index.  The Fund considers a company to be a large-cap company if its capitalization is within the range of the market capitalization of the companies in the S&P 500 Index and/or the Russell 1000 Value Index.

Fund Summary: Principal Risks

33.	Comment: Since the Fund may invest in companies of any size, add risks of small-cap companies to the disclosure.

Response:  As investments in small-cap companies is not a principal strategy of the Fund, the Registrant respectfully declines to incorporate the comment.

Nationwide Ziegler Equity Income Fund
Fund Summary: Principal Investment Strategies

34.
Comment:  The disclosure states that “the Fund will invest at least 80% of its net assets plus borrowings in equity securities.”  Because “equity income” is in the Fund’s name, it should say that the Fund invests 80% of its net assets in equities that pay dividends.  What is included in “equities” for the 80% test?  Common stock only?

Response:  The Registrant respectfully submits that Rule 35d-1 does not apply to the use of the term “income” where that term suggests an investment objective or strategy rather than a type of investment.  See Frequently Asked Questions about Rule 35d-1 (Investment Company Names), question 9.  The term “equity income” suggests that a fund focuses its investments in equities and has an investment objective of achieving current income.  This is consistent with the Fund’s stated objective.  The term “equity securities” is intended to include any ownership interest in the issuer, including, but not limited to, common stocks.  In addition, with respect to the disclosures that the Fund may invest up to 20% of assets in other instruments, including “preferred stocks,” we have deleted the reference to “preferred stocks,” since preferred stocks are a type of equity securities.

U.S. Securities and Exchange Commission

Fund Summary: Principal Risks

35.	Comment: See Comment 34 above regarding what is included in “equities.”

Response:  As noted in our response to Comment 34 above, we have deleted our reference to “preferred stocks” in the disclosure regarding the Fund’s investment of up to 20% of its assets in other instruments.

Nationwide Ziegler NYSE Arca Tech 100 Index Fund
Fund Summary: Principal Risks

36.	Comment: The disclosure includes “index fund risk” as a principal risk. Should this disclosure also include “tracking risk”?

Response:  The Registrant believes that the discussion in the Principal Investment Strategies section sufficiently discusses the Fund’s tracking of the NYSE Arca Tech 100 Index.  Specifically, the disclosures states that the Fund will seek to maintain a coefficient of correlation to the index of approximately 90% but that the correlation level may fall temporarily if the Fund receives cash inflows that it cannot immediately invest, or the subadviser determines it would be imprudent to immediately invest, in securities included in the index.

Nationwide Bailard Cognitive Value Fund
How the Funds Invest: Principal Investment Strategies

37.
Comment:  The disclosure states that the Fund invests in small-cap value companies.  Include the market capitalization range for small-cap value companies.  Also, the disclosure states that the Fund will invest in stocks of companies with a market capitalization similar to that of companies found in the S&P SmallCap 600/Citigroup Value Index.  Indices may be used as reference points only on their reconstitution dates.  Please disclose the market capitalization range of the companies in the S&P SmallCap 600/Citigroup Value Index as of its most recent reconstitution date.

Response:  We have added the market capitalization range for companies in the S&P SmallCap 600/Citigroup Value Index.   Although the index is reconstituted annually, the capitalization range of the index fluctuates on an ongoing basis.  Accordingly, the Registrant believes it is more appropriate to provide more current capitalization information as the Fund’s subadviser seeks to invest in companies that are within the capitalization range of the index as it fluctuates.  As the comment did not cite a legal basis for requiring the Fund to limit the use of the index as a reference point only on the reconstitution date of the index, the Registrant respectfully declines to incorporate the comment to disclose the market capitalization range of the cited index as of its most recent reconstitution date.

U.S. Securities and Exchange Commission

Nationwide Geneva Mid Cap Growth Fund
How the Funds Invest: Principal Investment Strategies

38.
Comment:  The disclosure states that the Fund invests in companies “whose market capitalization is generally within the market capitalization range of the companies . . . in the Russell Midcap Index.”  Please note that indices may be used as reference points only on their reconstitution dates.  Please disclose the market capitalization range of the companies in the Russell Midcap Index as of its most recent reconstitution date.

Response:  We have added the market capitalization range for companies in the Russell Midcap Index.   Although the index is reconstituted annually, the capitalization range of the index fluctuates on an ongoing basis.  Accordingly, the Registrant believes it is more appropriate to provide more current capitalization information as the Fund’s subadviser seeks to invest in companies that are within the capitalization range of the index as it fluctuates.  As the comment did not cite a legal basis for requiring the Fund to limit the use of the index as a reference point only on the reconstitution date of the index, the Registrant respectfully declines to incorporate the comment to disclose the market capitalization range of the cited index as of its most recent reconstitution date.

Nationwide HighMark Small Cap Core Fund
How the Funds Invest: Principal Investment Strategies

39.
Comment:  As commented previously, indices may be used as reference points only on their reconstitution dates.  Please disclose the market capitalization range of the companies in the Russell 2000 Index as of its most recent reconstitution date.

Response:  We have added the market capitalization range for companies in the Russell 2000 Index.   Although the index is reconstituted annually, the capitalization range of the index fluctuates on an ongoing basis.  Accordingly, the Registrant believes it is more appropriate to provide more current capitalization information as the Fund’s subadviser seeks to invest in companies that are within the capitalization range of the index as it fluctuates.  As the comment did not cite a legal basis for requiring the Fund to limit the use of the index as a reference point only on the reconstitution date of the index, the Registrant respectfully declines to incorporate the comment to disclose the market capitalization range of the cited index as of its most recent reconstitution date.

U.S. Securities and Exchange Commission

Fixed Income Prospectus

Nationwide HighMark Bond Fund
Fund Summary: Principal Investment Strategies

40.
Comment:  The disclosure states that the Fund invests in investment grade bonds(or fixed income securities).  It might be helpful to state what the ratings of investment grade bonds are, instead of doing so by implication by disclosing the ratings of below-investment grade bonds.

Response:  We have revised the second bullet point to read as follows:  “Corporate debt securities issued by U.S. or foreign companies that are in the four highest rating categories of nationally recognized rating agencies such as Moody’s or S&P (‘investment grade’).”

Fund Summary: Principal Risks

41.
Comment:  The disclosure includes interest rate risk as a principal risk.  Duration is a measure of interest rate risk.  Please tie the Fund’s duration policy into the interest rate risk disclosure.  Please provide an example of the impact of a change in rates on the Fund based on its portfolio duration, e.g., if rates go up by one percentage point, the price of a bond with a duration of seven years will decrease by seven percent.

Response: We have revised the “Interest rate risk” in the section entitled “Risks of Investing in the Funds” to include the following illustration of duration risk:

Duration – the duration of a fixed-income security estimates how much its price is affected by interest rate changes.  For example, a duration of six years means the price of a fixed-income security will change approximately 6% for every 1% change in its yield.  Thus, the higher a security’s duration, the more volatile the security.

Nationwide HighMark California Intermediate Tax Free Bond Fund
Fund Summary: Principal Investment Strategies

42.
Comment:  The disclosure states that the Fund may invest in derivatives, such as options and futures.  The Division of Investment Management has made a number of observations about derivative-related disclosure by investment companies by means of a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010.  Please review the observations in that letter and revise your disclosure concerning the use and risks of derivatives.

U.S. Securities and Exchange Commission

Response:  The Registrant respectfully submits that the current disclosure is consistent with the Derivatives Letter.  The current principal investment strategies disclosure clearly states that derivatives, such as options and futures, will be used for investing and hedging purposes.  The principal risk disclosure for derivatives also provides general risk disclosure related to derivatives as well as specific risk disclosures related to options and futures.  Accordingly, the Registrant believes that the current disclosure is consistent with the Derivatives Letter.

43.
Comment:  The disclosure states that “the Fund will invest at least 80% of its assets in bonds . . . .”  We suggest that you may wish to revise the disclosure to state that “the Fund will invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in bonds . . . .”  See Rule 35d-1(d)(2).  We note that basing the test on “assets” may actually set a higher standard than the rule requires.  The proposing release to Rule 35d-1 specifically rejected the total assets approach of the previous 65% rule in favor of using net assets, plus borrowings for investment purposes.  See Proposing Release for Rule 35d-1, IC 22530.  We also note that an 80% test based on total assets may create a more difficult requirement for the Fund than a test based on net assets, to wit:  “Total assets may include non-investment assets (such as receivables for shares sold or expense reimbursements) and exclude liabilities that reduce the amount of a company’s investments.  Certain types of routine transactions, such as unsettled securities transactions and securities loans, may increase a company’s total assets because total assets do not reflect certain liabilities.  These transactions have no net effect on a company’s portfolio investments and may result in a company failing to satisfy an 80% investment requirement based on total assets, even though, in effect, 80% of the company’s portfolio holdings would be invested in a manner consistent with the company’s name.  Basing the 80% investment requirement on net assets rather than total assets is intended to reflect more closely a company’s portfolio investments” (Proposing Release for Rule 35d-1, IC 22530 ) (Feb. 27, 1997).

Response:  We have revised the disclosure to state that, “Under normal conditions, the Fund will invest at least 80% of its net assets in bonds the income from which is exempt from both federal income tax and California personal income tax.”  The Registrant respectfully declines to add the phrase “plus the amount of borrowings for investment purposes” as the Fund does not intend to engage in any borrowings for investment purposes.  The Registrant submits that the addition of the requested phrase could mislead investors into believing that the Fund intends to engage in borrowing for investment purposes as a principal investment strategy.

44.	Comment: Revise the text as follows:

U.S. Securities and Exchange Commission

. . . the Fund may make temporary defensive investments of more than 20% of its net assets plus borrowings in bonds not exempt from federal or California state taxes . . . .

Response:  We have revised the disclosure as follows:  “the Fund may, for temporary defensive purposes, invest more than 20% of its net assets in bonds not exempt from federal or California state taxes…”  The Registrant respectfully declines to add the phrase “plus borrowings” as the Fund does not intend to engage in any borrowings for investment purposes.  The Registrant submits that the addition of the requested phrase could mislead investors into believing that the Fund intends to engage in borrowing for investment purposes as a principal investment strategy.

45.
Comment:  The disclosure states that the Fund may invest in derivatives “for the purpose of . . . adjusting portfolio duration.”  Does the Fund have a duration policy?  If so, state the policy and explain the concept of duration risk.

Response:  We have clarified the disclosure by replacing “duration” with “risk.”

Fund Summary: Principal Risks

46.
Comment:  Disclosure of the California-specific risks may not be sufficient.  When a substantial amount of assets of a tax-exempt bond fund are invested in securities that are related in such a way that an economic, business, or political development or change affecting one such security would likewise affect the other securities, appropriate disclosure in the Fund’s prospectus in response to Item 4 is necessary.  For example, if a company invests or may invest more than 25 percent of its net assets in securities the interest upon which is paid from revenues of similar types of projects, it should disclose this fact, identify the type or types of projects and briefly discuss any economic, business, or political risks that would most likely affect all projects of that type or types.  Also, if a company invests or may invest more than 25 percent of its net assets in industrial development bonds, it should disclose this fact and discuss the risks.  In addition, although the statement of policy required by Section 8(b)(1) as to concentration limits is not applicable to investments in tax-exempt securities issued by governments or political subdivisions of governments since such issuers are not members of any industry, this exclusion does not eliminate the requirement for a tax-exempt bond fund to disclose its policy with respect to concentration in the Statement of Additional Information.  Such a policy would apply to tax-exempt bonds issued by non-governmental users as well as to other securities (i.e., taxable securities) to which such policies normally apply.

Response:  The Fund does not have a principal investment strategy to invest in certain types of projects that are exempt from both federal income tax and California personal income tax.  The lack of any such discussion of specific types

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of projects was intended to provide the Fund with flexibility in the types of projects in which the Fund invests.  Accordingly, given that the Fund does not concentrate its investments in any specific types of projects, we do not believe further discussion of project specific risk disclosures is appropriate in the Statement of Additional Information.

Nationwide HighMark National Intermediate Tax Free Bond Fund
Fund Summary: Principal Investment Strategies

47.
Comment:  The disclosure states that the Fund may invest in derivatives, such as options and futures.  The Division of Investment Management has made a number of observations about derivative-related disclosure by investment companies by means of a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010.  Please review the observations in that letter and revise your disclosure concerning the use and risks of derivatives.

Response:  The Registrant respectfully submits that the current disclosure is consistent with the Derivatives Letter.  The current principal investment strategies disclosure clearly states that derivatives, such as options and futures, will be used for investing and hedging purposes.  The principal risk disclosure for derivatives also provides general risk disclosure related to derivatives as well as specific risk disclosures related to options and futures.  Accordingly, the Registrant believes that the current disclosure is consistent with the Derivatives Letter.

48.
Comment:  The disclosure states that “the Fund will invest at least 80% of its assets in bonds . . . .”  We suggest that you may wish to revise the disclosure to state that “the Fund will invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in bonds . . . .”  See Rule 35d-1(d)(2).  We note that basing the test on “assets” may actually set a higher standard than the rule requires.  The proposing release to Rule 35d-1 specifically rejected the total assets approach of the previous 65% rule in favor of using net assets, plus borrowings for investment purposes.  See Proposing Release for Rule 35d-1, IC 22530.  We also note that an 80% test based on total assets may create a more difficult requirement for the Fund than a test based on net assets, to wit:  “Total assets may include non-investment assets (such as receivables for shares sold or expense reimbursements) and exclude liabilities that reduce the amount of a company’s investments.  Certain types of routine transactions, such as unsettled securities transactions and securities loans, may increase a company’s total assets because total assets do not reflect certain liabilities.  These transactions have no net effect on a company’s portfolio investments and may result in a company failing to satisfy an 80% investment requirement based on total assets, even though, in effect, 80% of the company’s portfolio holdings would be invested in a manner consistent with the company’s name.  Basing the 80% investment requirement on net assets rather than total assets is intended to reflect more

U.S. Securities and Exchange Commission

closely a company’s portfolio investments” (Proposing Release for Rule 35d-1, IC 22530 ) (Feb. 27, 1997).

Response:  We have revised the disclosure to state that, “Under normal conditions, the Fund will invest at least 80% of its net assets in bonds (or fixed income securities) the income from which is exempt from federal income tax.”  The Registrant respectfully declines to add the phrase “plus the amount of borrowings for investment purposes” as the Fund does not intend to engage in any borrowings for investment purposes.  The Registrant submits that the addition of the requested phrase could mislead investors into believing that the Fund intends to engage in borrowing for investment purposes as a principal investment strategy.

Nationwide HighMark Short Term Bond Fund
Fund Summary: Principal Investment Strategies

49.
Comment:  The disclosure states that the Fund invests in investment grade bonds (or fixed income securities).  It might be helpful to state what the ratings of investment grade bonds are, instead of doing so by implication by disclosing the ratings of below-investment grade bonds.

Response:  We have revised the second bullet point to read as follows:  “Corporate debt securities issued by U.S. or foreign companies that are in the four highest rating categories of nationally recognized rating agencies such as Moody’s or S&P (‘investment grade’).”

50.	Comment: The disclosure states that the “Fund will maintain an average duration of between 1 and 3 years.” Define duration.

Response:  The term “duration” is defined as a key term in the Item 9 discussion under the heading, “How the Funds Invest:  Nationwide HighMark Short Term Bond Fund.”

Nationwide Ziegler Wisconsin Tax Exempt Fund
Fund Summary: Principal Risks

51.	Comment: Disclosure of the Wisconsin-specific risks may not be sufficient. See Comment 46 above.

Response:  The Fund does not have a principal investment strategy to invest in certain types of projects that are exempt from both federal income tax and Wisconsin personal income tax.  The lack of any such discussion of specific types of projects was intended to provide the Fund with flexibility in the types of projects in which the Fund invests.  Accordingly, given that the Fund does not concentrate its investments in any specific types of projects, we do not believe

U.S. Securities and Exchange Commission

further discussion of project specific risk disclosures is appropriate in the Statement of Additional Information.  However, in contrast to the Nationwide HighMark California Intermediate Tax Free Bond Fund, the Nationwide Ziegler Wisconsin Tax Exempt Fund, when the subadviser is unable to find a sufficient supply of other appropriate tax exempt obligations, may invest more than 25% of the Fund’s net assets in bonds payable from the revenues of any of the housing, healthcare or utilities industries.  Accordingly, in contrast to the Nationwide HighMark California Intermediate Tax Free Bond Fund, this Fund may, under certain circumstances, concentrate in certain industries.

52.
Comment:  The disclosure lists concentration risk as a principal risk.  The Nationwide HighMark California Intermediate Tax Free Bond Fund does not have concentration risk.  Why not?  This risk needs to be clarified, as requested in Comment 49 above, in terms of the specific risks of revenue from similar projects and industrial bonds, etc.  The old Guide 19 is helpful on this point.

Response:  Please see response to Comment 46 above.

Nationwide HighMark Bond Fund
How the Funds Invest: Principal Investment Strategies

53.	Comment: The Key Terms include a definition of duration. Please also include an example of duration.

Response: We have added an example of duration under “Interest rate risk” in the section entitled “Risks of Investing in the Funds” as follows:

Duration – the duration of a fixed-income security estimates how much its price is affected by interest rate changes.  For example, a duration of six years means the price of a fixed-income security will change approximately 6% for every 1% change in its yield.  Thus, the higher a security’s duration, the more volatile the security.

Nationwide HighMark Short Term Bond Fund
How the Funds Invest: Principal Investment Strategies

54.
Comment:  The disclosure states that the Fund invests “at least 80% of its assets . . . in fixed income securities.”  All “bond funds” should invest at least 80% of their assets in “bonds” rather than in “fixed-income securities.”

Response: We have revised the disclosure to clarify that the Fund invests primarily in “bonds (or fixed income securities).”  The disclosure also provided specific examples of bonds or fixed income securities.

U.S. Securities and Exchange Commission

Risks of Investing in the Funds

55.	Comment: This section includes “California state specific risk.” Provide such a risk for the Nationwide Ziegler Wisconsin Tax Exempt Fund.

Response:  This section includes “Geographic concentration risk,” which is applicable to the Nationwide Ziegler Wisconsin Tax Exempt Fund, and is broader because, as the Prospectus discloses, the Fund may invest significant portions of its assets in several specific geographic areas, including Wisconsin and, to a lesser extent, U.S. territories.  This risk disclosure is comparable to the “California state specific risk” referenced in the comment.

56.
Comment:  This section includes “concentration risk,” which discusses the Nationwide Ziegler Wisconsin Tax Exempt Fund.  Provide this risk for the Nationwide HighMark California Intermediate Tax Free Bond Fund.

Response:  The Registrant respectfully declines to incorporate this comment.  The disclosure of “Concentration risk” is not appropriate with respect to the Nationwide HighMark California Intermediate Tax Free Bond Fund since the Fund does not concentrate its investments in any particular industries.  In contrast, the Nationwide Ziegler Wisconsin Tax Exempt Fund, under certain circumstances, may invest more than 25% of the Fund’s net assets in bonds payable from the revenues of any of the housing, healthcare or utilities industries.

57.	Comment: “Geographic concentration risk” should be expanded to include California, particularly given the geographic and economic size of California.

Response:  The Registrant respectfully declines to incorporate this comment.  As explained in the response to Comment 55 above, the “Geographic concentration risk” is specific to the Nationwide Ziegler Wisconsin Tax Exempt Fund.

Statement of Additional Information

Additional Information on Portfolio Instruments, Strategies, and Investment Policies

58.	Comment: On page 34, under “Indexing and Managing the Fund,” please revise the text as follows:

The Fund will be substantially invested in securities in the applicable index, and will invest ~~at least~~ 80% of its net assets in securities or other financial instruments which are contained in or correlated with securities in the index.

From the adopting release:  “A name may be materially deceptive and misleading even if the investment company meets the 80% requirement.  Index funds, for

U.S. Securities and Exchange Commission

example, generally would be expected to invest more than 80% of their assets in investments connoted by the applicable index.”

Response:  The Registrant respectfully declines to incorporate the comment as it believes the inclusion of the phrase “at least” makes it more clear that the Fund will generally invest more than 80% of its assets in investments connoted by the index.  In fact, deletion of the phrase “at least,” as suggested, would have the direct opposite effect of making it appear that the Fund will only invest 80% of its assets in investments connoted by the index.

Investment Restrictions

59.
Comment:  Restriction 2 states that the Funds may not issue senior securities.  As open-end funds, the Funds are not permitted to create senior securities, except as permitted by Section 18(f)(1) and (g) of the 1940 Act.  To avoid creating senior securities, all leveraging must be adequately covered in conformity with the requirements of the Investment Company Act Release 10666, “Securities Trading Practices of Registered Investment Companies” (April 18, 1979), as modified by Dreyfus Strategic Investing & Dreyfus Strategic Income (June 22, 1987), Robertson Stephens Investment Trust (Aug. 24, 1995), and Merrill Lynch Asset Management, L.P. (July 2, 1996).  In addition to the disclosure provided with respect to reverse repurchase agreements, please describe, where appropriate, how the Funds’ segregation policies conform to the requirements of Investment Company Act Release 10666.

Response:  The Registrant confirms that comparable disclosure is included in other discussions of segregation in the SAI.

60.	Comment: Revise the text in restriction 2 as follows:

May not borrow . . . to the extent permitted by the 1940 Act or any rule~~, order~~ or interpretation thereunder.

The deleted language suggests that if the Commission were to grant the Fund exemptive or other relief, the Fund may change its policies with respect to loans without seeking shareholder approval.  In our view, the issuance of exemptive or other relief typically would not relieve the Fund from any obligation under Section 13 of the 1940 Act to seek shareholder approval to change fundamental policies.  Accordingly, please delete the language.

Response:  The Registrant respectfully declines to incorporate the comment as the language as currently drafted was intended to account for the possibility that the Commission may grant such an exemptive order.  Therefore, if the Commission were to grant the Fund exemptive or other relief, there would be no change in the fundamental policy requiring shareholder approval.

U.S. Securities and Exchange Commission

61.           Comment:  Revise the text in restriction 5 as follows:

May not . . . purchase the securities of any issuer if, as a result, ~~25% or more (taken at current value) of the Fund’s total assets~~ would be invested in securities of issuers, the principal activities of which are in the same industry.

Please revise this policy to reflect the concentration limit applicable to open-end funds.  See Instruction 4 to Item 9(b)(1) of Form N-1A.  In our view, a shareholder vote is not required to make this correction, despite the fact that it is a fundamental policy being corrected.  Changing the concentration policy by making it more narrow is not a “deviation” under Section 13(a)(3) of the 1940 Act.

Response:  The Registrant respectfully submits that the stated concentration policy is consistent with long standing SEC staff statements.  In particular, the SEC staff has stated, “We have taken the position that a fund is concentrated if it invests more than 25% of the value of its total assets in any one industry.”  The First Australia Fund, Inc., SEC No-Action Letter (July 29, 1999) (citing Investment Company Act Release No. 9011 (Oct. 30, 1975)).

62.
Comment:  In restriction 6, the disclosure states that each Fund may “make loans secured by mortgages on real property.”  Other than investing in mortgage-backed securities, there has been no mention of the Funds making mortgages.  Please explain this statement.

Response:  This is a permissive statement to the extent any such investment by a Fund is consistent with its investment objectives and policies.

63.	Comment: Revise the text of restriction 6 as follows:

. . . each Fund may . . . (v) make time deposits with financial institutions and invest in instruments issued by financial institutions~~, and enter into any other lending arrangement as and~~ to the extent permitted by the 1940 Act or any rule, order or interpretation thereunder.

The exceptions in restriction 6 should be specific or, as here, the restriction is made meaningless by the exception.  I.e., the Fund may not make any loans except that it may make any loan permitted by the 1940 Act.

Response:  The Registrant respectfully declines to incorporate the comment.  As explained in response to Comment [61] above, the current language is intended to account for the possibility of any change in the 1940 Act, any rule, order or interpretation thereunder.

U.S. Securities and Exchange Commission

64.	Comment: Why is there a bracket at the beginning of the last paragraph on page 39?

Response:  We have deleted the bracket.

65.
Comment:  The disclosure on page 41 states that for purposes of the 80 Percent Policy, “80% of the Fund’s net assets shall mean 80% of the Fund’s net assets plus the amount of any borrowings for investment purposes.  Wherever the term “net assets” has been used in this registration statement, it has been expanded by the referenced borrowings.  The use of the terms “assets” and “total assets” needs to be addressed.

Response:  We have clarified the use of “assets” and “total assets” as appropriate.

Disclosure of Portfolio Holdings

66.
Comment:  This section includes three numbered statements regarding what the Funds, NFA, any service provider, and any service providers acting on their behalf are obligated to do.  Are these non-fundamental policies?  Why are they numbered?

Response:  The numbering was inadvertent.  We have revised them to be bulleted items.

In connection with the Registrant’s responses to the SEC Staff’s comments on the Amendment, as requested by the Staff, the Registrant acknowledges that: (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (202) 419-8429 or Cillian M. Lynch at (202) 419-8416, if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Peter M. Hong
Peter M. Hong, Esquire

cc:	Allan J. Oster, Esquire
Barbara A. Nugent, Esquire
Prufesh R. Modhera, Esquire
Cillian M. Lynch, Esquire